UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	1-5097

JOHNSON CONTROLS, INC.

(Exact name of registrant as specified in its charter)

5757 North Green Bay Avenue

Milwaukee, Wisconsin 53209

(414) 524-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2.355% Senior Notes due 2017

7.125% Notes Due July 15, 2017

1.400% Senior Notes due 2017

5.000% Senior Notes due 2020

4.25% Senior Notes due 2021

3.750% Senior Notes due 2021

3.625% Senior Notes due 2024

6.000% Notes due 2036

5.70% Senior Notes due 2041

5.250% Senior Notes due 2041

4.625% Senior Notes due 2044

6.950% Debentures due December 1, 2045

4.950% Senior Notes due 2064

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

2.355% Senior Notes due 2017: 1

7.125% Notes Due July 15, 2017: 1

1.400% Senior Notes due 2017: 1

5.000% Senior Notes due 2020: 1

4.25% Senior Notes due 2021: 1

3.750% Senior Notes due 2021: 1

3.625% Senior Notes due 2024: 1

6.000% Notes due 2036: 1

5.70% Senior Notes due 2041: 1

5.250% Senior Notes due 2041: 1

4.625% Senior Notes due 2044: 1

6.950% Debentures due December 1, 2045: 1

4.950% Senior Notes due 2064: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Johnson Controls, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 28, 2016	JOHNSON CONTROLS, INC.

		By:	/s/ Brian J. Stief
		Name:	Brian J. Stief
		Title:	Executive Vice President and Chief Financial Officer